UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO/A

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Jones Lang LaSalle Income Property Trust, Inc.

(Name of Subject Company (Issuer))

Jones Lang LaSalle Income Property Trust, Inc.

(Name of Filing Person (Offeror and Issuer))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

C. Allan Swaringen

Chief Executive Officer and President

200 East Randolph Drive

Chicago, Illinois 60601

(312) 782-5800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Gordon G. Repp

General Counsel

200 East Randolph Drive

Chicago, Illinois 60601

(312) 782-5800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$26,003,486 (a)	$2,992 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $136.40 per million of the aggregate amount of cash offered by the Company. $2,919 was previously paid. $73.00 is included with this filing.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,919	Filing Party: Jones Lang LaSalle Income Property Trust, Inc.
Form or Registration No: SC TO-I	Date Filed: August 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

Introductory Statement

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2012, as amended by Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO filed with the SEC on September 19, 2012, as further amended by Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO filed with the SEC on September 27, 2012, by Jones Lang LaSalle Income Property Trust, Inc., a Maryland corporation (the “Company”), in connection with the Company’s offer to purchase up to $25 million (or 442,478 shares) of its common stock, $0.01 par value per share (“Shares” or “Common Stock”), on the terms and subject to the conditions described in the Offer to Purchase dated August 15, 2012 and the related attachments thereto (the “Offer”).

This Amendment No. 3 is being filed with the SEC to correct certain information set forth in paragraph (a) of Item 4 of Amendment No. 2, which reported the results of the Company’s tender offer in accordance with Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934.

Item 4. Terms of the Transaction

Paragraph (a) of Item 4 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“The Offer expired at 12:00 midnight, Eastern Time, on September 13, 2012. Because the Offer was oversubscribed, the Company accepted, on a pro rata basis and in accordance with the terms of the Offer, approximately 33% of each stockholder’s validly tendered Shares. Pursuant to Rule 13e-4(f)(1)(ii) promulgated under the Securities Exchange Act of 1934, the Company accepted approximately 460,238 Shares, or approximately 9.12% of the Company’s outstanding Shares as of September 27, 2012. The Company will make cash payments of approximately $26,003,486 to purchase the Shares accepted pursuant to the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A is true, complete and correct.

By:	/S/ C. ALLAN SWARINGEN
Name:	C. Allan Swaringen
Title:	Chief Executive Officer and President

Date: October 16, 2012